Eaton Vance Management

Two International Place

Boston, MA  02110

(617)482-8260

www.eatonvance.com

October 26, 2012

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:

Eaton Vance Series Fund, Inc. (the “Registrant”) on behalf of Eaton Vance Institutional Emerging Markets Local Debt Strategy (the “Fund”) (File Nos. 333-182175; 811-22714)

Request for Withdrawal of 485A Post-Effective Amendment No. 1 to Registration Statement

Ladies and Gentlemen:

Pursuant to Rule 477(a) of the Securities Act of 1933, as amended (the “1933 Act”), the Registrant hereby requests the withdrawal of Amendment No. 1 (the “Amendment”) to the Registrant’s registration statement that was filed with the Securities and Exchange Commission (the “Commission”) on October 24, 2012 under Form Type 485APOS (Accession No. 0000940394-12-001032).  The Amendment was inadvertently filed under the incorrect Form Type 485APOS.  The Amendment was subsequently re-filed with the Commission under Form Type N-1A/A on October 24, 2012 (Accession No. 0000940394-12-001034).

Based upon the foregoing, the Registrant respectfully submits that such withdrawal would be consistent with the public interest and the protection of investors.  No securities were sold in connection with the Amendment filed under Form Type 485APOS and the filing has not become effective.  The Registrant requests that, in accordance with the provisions of Rule 477(a) under the 1933 Act, the Commission accept this application for withdrawal.

If you have questions or require further information, please contact the undersigned at (617) 672-8507.

Very truly yours,

/s/ David D. Barr

David D. Barr, Esq.

Vice President

cc:

Valerie Lithotomos, Esq.

Division of Investment Management

Securities and Exchange Commission